FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2014

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

4Q13 and 2013 Earnings Release

Gross revenue advances 12.5% and adjusted EBITDA grows 20.1% in 2013

Net income of R$ 1.396 billion, up 20.7% in the year

São Paulo, Brazil, February 13, 2014 – GPA [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] announces its results for the fourth quarter (4Q13) and full year of 2013. The results are presented refer to the consolidated results of the Group or business units. GPA Food is formed by supermarkets (Pão de Açúcar and Extra Supermercado), hypermarkets (Extra Hiper), neighborhood stores (Minimercado Extra), cash and carry stores (Assaí), delivery service (Pão de Açúcar and Extra), GPA Malls (Conviva and commercial centers), fuel stations and drugstores. Via Varejo is formed by brick and mortar stores of electronics, home appliances and furniture (Casas Bahia and Pontofrio). Nova Pontocom is formed by e-commerce operations of Pontofrio.com.br, Extra.com.br, Casasbahia.com.br, Barateiro.com, PartiuViagens.com.br and Atacado Pontofrio. More information on the results of the subsidiary Via Varejo S.A. can be found in its respective earnings release disclosed on February 12.

GPA Consolidated

Gross revenue up 14.6% in 4Q13;

Adjusted EBITDA of R$1.605 billion, with EBITDA margin of 9.5% in the quarter.

  Gross revenue of R$ 18.8 billion in 4Q13. Same-store growth of 10.8%, with growth of 9.8% in the Food category and 11.5% in the Non-Food category;
  Selling, general and administrative expenses as a ratio of net revenue decrease 220 basis points in 4Q13;
  Net income of R$ 687 million, up 27.5% from 4Q12.

GPA Food

Gross revenue up 14.8% in 4Q13. On a same-store basis, gross revenue grows 8.8%;

Net income of R$ 321 million, growing 26.4% from 4Q12.

  Adjusted EBITDA of R$ 969 million, increasing 35.7%, with adjusted EBITDA margin of 10.5%;
  Financial result, as a percentage of net sales, decreased from 1.7% in 4Q12 to 1.4% in 4Q13, despite the increase in the Selic basic interest rate in the comparison period.

Via Varejo and Nova Pontocom

Gross revenue grows 15.1% to R$8.7 billion in 4Q13;

EBITDA up 19.4% to R$703 million, with EBITDA margin of 9.2% in the quarter.

  Selling, general and administrative expenses as a ratio of net revenue decrease 200 basis points in 4Q13;
  Net income of R$367 million, up 56.6% from 4Q12.

	GPA Consolidated						GPA Food (ex. real estate projects)			Viavarejo + Nova Pontocom
(R$ million)(1)	4Q13	4Q12	Δ	2013	2012	Δ	4Q13	4Q12	Δ	4Q13	4Q12	Δ

Gross Revenue	18,782	16,396	14.6%	64,405	57,234	12.5%	10,045	8,751	14.8%	8,737	7,591	15.1%
Net Revenue	16,887	14,584	15.8%	57,730	50,924	13.4%	9,240	7,887	17.2%	7,647	6,643	15.1%
Gross Profit	4,400	4,093	7.5%	15,026	13,757	9.2%	2,374	2,109	12.5%	2,027	1,929	5.1%
Gross Margin	26.1%	28.1%	-200 bps	26.0%	27.0%	-100 bps	25.7%	26.7%	-100 bps	26.5%	29.0%	-250 bps
EBITDA	1,307	1,332	-1.9%	3,814	3,703	3.0%	604	690	-12.4%	703	588	19.4%
EBITDA Margin(2)	7.7%	9.1%	-140 bps	6.6%	7.3%	-70 bps	6.5%	8.7%	-220 bps	9.2%	8.9%	30 bps
Adjusted EBITDA(3)	1,605	1,352	18.8%	4,487	3,736	20.1%	969	715	35.7%	636	583	9.1%
Adjusted EBITDA Margin	9.5%	9.3%	0 bps	7.8%	7.3%	1 bps	10.5%	9.1%	1 bps	8.3%	8.8%	0 bps
Net Financial Revenue (Expenses)	(328)	(300)	9.1%	(1,193)	(1,193)	0.0%	(132)	(136)	-3.3%	(196)	(165)	18.9%
% of Net Revenue	1.9%	2.1%	-20 bps	2.1%	2.3%	-20 bps	1.4%	1.7%	-30 bps	2.6%	2.5%	10 bps
Company's Net Profit	687	539	27.5%	1,396	1,156	20.7%	321	254	26.4%	367	234	56.6%
Net Margin	4.1%	3.7%	40 bps	2.4%	2.3%	10 bps	3.5%	3.2%	30 bps	4.8%	3.5%	130 bps
Adjusted Net Income (4)	864	554	55.9%	1,842	1,182	55.8%	570	273	109.0%	323	230	40.0%
Adjusted Net Margin	5.1%	3.8%	1 bps	3.2%	2.3%	1 bps	6.2%	3.5%	3 bps	4.2%	3.5%	1 bps
(1) Totals and percentage changes are rounded off and all margins were calculated as percentage of net revenue.
(2) Earnings before interest, taxes, depreciation and amortization.
(3) Adjusted EBITDA by excluding the Other Operating Revenue (Expenses), thereby eliminating nonrecurring income, expenses and other nonrecurring items.
(4) Adjusted Net Income by excluding the Other Operating Revenue (Expenses), so it eliminates nonrecurring expenses, revenues and other nonrecurring items.

MESSAGE FROM THE MANAGEMENT

In 2013, we faced a challenging macroeconomic environment marked by modest growth and interest rate hikes as a mechanism to control inflation.

Despite this adverse scenario, GPA demonstrated the capacity and agility to adjust its strategy to market conditions and deliver strong results accompanied by market share gains in its various business segments. In recent years, we have delivered growth and positive results, strengthening GPA as a group poised for sustainable and structured growth going forward, which is an important differential in the retail business.

In 2013, we consolidated our multi-format model with a diversified yet convergent business portfolio, while expanding our competitive advantages. We have definitively selected the multi-channel approach as our strategic priority. For this, we implemented a series of initiatives focused on integration, capturing synergies and creative solutions to make the buying experience increasingly more practical, convenient and attractive for our customers. As a result, we identified opportunities that enable us to act in a coordinated fashion to offer the best buying solution, while ensuring the alignment of processes, synergy gains, financial discipline and consequently lower costs.

During the year, the Company also focused on implementing the competitive pricing strategy in the Food Retail segment, especially in the Extra banner. As a result, we registered a significant increase in customer traffic at our stores and captured market share gains. The competitive pricing strategy is supported by the pursuit of efficiency gains, which we have achieved by streamlining our operating and corporate expenses.

Investment in organic growth was another important guideline that allowed us to achieve strong growth in sales area during the year. The Group entered new markets, mainly through the Assaí model, strengthened its presence in important markets such as the Northeast through Via Varejo and expanded the neighborhood format through Minimercado Extra in the state of São Paulo.

Among the businesses, Assaí’s performance was one of the highlights of 2013. During the year, we consolidated the new store model and invested in organic expansion by opening 14 new stores and entering five states, which effectively strengthened the banner’s national footprint.

As part of our strategy to increase traffic and make the Group’s stores more attractive, while also boosting the Company’s results through revenue from the leasing of commercial spaces, GPA Malls added some 45,000 square meters of gross leasable area (GLA) to end the year with total GLA of 288,000 square meters.

For Via Varejo, the year was marked by sales growth, the consolidation of the process to professionalize the business and the adoption of a set of measures focused on capturing efficiency gains. The Company’s profitability grew significantly, driven by these measures and by greater discipline. At the end of the year, Via Varejo, the leader in the electronics and home appliance segment, carried out an IPO, which represents an important step towards strengthening its presence in the capital markets. The IPO also strengthened the financial structure of GPA, helping to reduce its net debt position at year-end 2013.

At Nova Pontocom, we adopted a strategy that also focused on competitiveness and growth, which led to efficiency and market share gains as well as positive returns already as of the second quarter. We also launched Extra Marketplace, a new sales model that brings together in a single website offers from multiple stores in a variety of segments, which enabled us to considerably increase our product assortment.

We take immense pride in affirming that these results were achieved thanks to the efforts of our employees, whose drive, determination and professionalism made it possible for GPA to continue overcoming challenges. That is why we will maintain our commitment to increase the satisfaction of our employees by investing in developing their potential so that we will always have well-prepared and happy people who are engaged in the business and its demands for growth, results and sustainability.

Conscious of the fact that sustainable management is a long and never-ending journey, we will continue to invest in dialogue and value creation with our stakeholders and to strengthen the relationship with our customers without abandoning our social and environmental stance, while maintaining our permanent alignment with the international principles to which we are signatories, such as the Global Compact, a United Nations initiative for promoting the adoption by companies of social responsibility and sustainability practices.

Sustainability remains a strategic vector of GPA’s strategy, especially given the importance and reach of our business. With over 150,000 employees, we are the largest private employer in Brazil, which further heightens our awareness of the social and environmental responsibility we have to this group and to society as a whole. In addition to balancing the economic, social and environmental aspects of our activities, our role is to engage the entire value chain to build together a better and more sustainable future for all Brazilians.

For better comparability of results, the tables and comments related to the 4Q12 and 2012 results do not include the results of the real estate projects developed by the Company. In 4Q12, gross sales revenue of R$ 55 million related to land swap agreements for the development and construction of real estate projects was recognized. This amount was complemented by another R$ 98 million from other periods, resulting in revenue of R$ 153 million in 2012.

Sales Performance

	Gross Revenue						Net Revenue
(R$ million)	4Q13	4Q12	Δ	2013	2012	Δ	4Q13	4Q12	Δ	2013	2012	Δ
GPA Consolidated (ex-real estate projects )	18,782	16,342	14.9%	64,405	57,081	12.8%	16,887	14,530	16.2%	57,730	50,772	13.7%
GPA Food (ex-real estate projects)	10,045	8,751	14.8%	34,625	30,944	11.9%	9,240	7,887	17.2%	31,688	27,926	13.5%
Retail	7,953	7,209	10.3%	27,811	25,864	7.5%	7,302	6,480	12.7%	25,414	23,286	9.1%
Cash and Carry	2,092	1,542	35.6%	6,814	5,080	34.1%	1,938	1,407	37.7%	6,273	4,639	35.2%
Via Varejo + Nova Pontocom	8,737	7,591	15.1%	29,780	26,137	13.9%	7,647	6,643	15.1%	26,043	22,846	14.0%
Bricksand mortar	7,144	6,413	11.4%	24,963	22,387	11.5%	6,232	5,576	11.8%	21,746	19,438	11.9%
Nova Pontocom	1,593	1,178	35.3%	4,817	3,750	28.5%	1,415	1,067	32.6%	4,297	3,409	26.1%
Real Estate Projects	-	54	-	-	153	-	-	54	-	-	153	-

Gross 'Same-Store' Sales
	4Q13	2013
GPA Consolidated	10.8%	9.0%
By category
Food	9.8%	8.1%
Non-food(1)	11.5%	9.6%
By bussiness
GPA Food	8.8%	6.6%
Via Varejo + Nova Pontocom	13.1%	11.8%
(1) Includes total sales of Nova Pontocom and Via

Consolidated gross revenue was R$18.8 billion in 4Q13, increasing 14.9% in the period. The result benefitted from same-store sales growth of 10.8%, sustaining the performance of the previous quarter, with growth in relation to 4Q12 in all the Group's businesses, as detailed below:

✓     Food Category: growth  of 9.8%, with acceleration in all Food Retail categories compared to 3Q13 (led by beverages) and extension of the Black Friday sales campaign to food products in 2013, as well as anniversary promotions that benefited Assaí in the period. This growth of approximately 400 basis points above inflation (IPCA index) represents acceleration from the initial quarters of the year.

✓     Non-Food Category: growth of 11.5%, led by technology products: mobile phones, video and computers, in all formats, driven by Black Friday sales. 4Q13 was the best quarter of the year in 2013 for non-food products at Hypermarkets, with sales recovering over course of the year.

In the year, gross revenue amounted to R$ 64.4 billion, driven by same-store sales growth of 9.0%, or 300 basis points above inflation (IPCA), closing the year with excellent performances and growth in each business. The Company ended 2013 with 128 new stores, of which 87 were GPA Food and 41 were Via Varejo stores. A total of 50 new stores were delivered in 4Q13.

GPA Food Highlights

Gross revenue increased 14.8% in 4Q13, with accelerated growth across all Food Retail banners. The highlight was Minimercado Extra, where same-store revenue growth continued to outperform the average of GPA Food, and Assaí, which continued to register strong growth (35.6%). On a same-store basis, gross sales increased 8.8%. A total of 24 stores were delivered in the period: 12 Minimercado, 6 Assaí, 4 Extra Super and 2 Pão de Açúcar.

After opening eight stores in 9M13, Assaí opened six stores this quarter, with a focus on states where it already has a presence, which allowed it to expand sales volume and strengthen its position against direct competitors. In the past 12 months, 14 new stores were delivered that included nine new store openings in five new states, whose performance continues to exceed expectations.

In the Retail segment, growth on the prior quarter accelerated in all banners to reach 10.3% in 4Q13, supported by the strategy to improve competitiveness implemented in the first half of the year, leveraged by a more effective communication campaign in stores and media channels. This strategy has already translated into higher customer traffic at stores, a higher average ticket and market share gains, especially at hypermarkets.

Retail sales in 4Q13 also benefited from the excellent performance of the Black Friday promotional campaign, which was extended to food categories, with strong performances in perishables and beverages. Non-food sales at hypermarkets also benefitted from Black Friday and presented yet another quarter of recovery, driven by electronics, which posted the strongest growth in the year, led by the mobile phone and video lines.

Nova Pontocom Highlights

Gross revenue grew 35.3% in 4Q13, reflecting the strategy to adjust the pricing policy implemented during 2013, which increased our competitiveness. For yet another quarter, we registered significant growth in online customer traffic and in the conversion rate. It is important to note the significant impact from Black Friday, which supported record high sales in Nova Pontocom’s calendar.

In 2013, Nova Pontocom outperformed the industry average, pointing to market share gains. This performance was driven by the accelerated growth during the year, especially as from 3Q13, when the efficiency gains in processes, strategic investments and higher service levels were consolidated.

Via Varejo Highlights

Gross revenue amounted to R$ 7.1 billion in 4Q13, with same-store growth of 9.0% and total store growth of 11.4%, maintaining the growth pace of previous periods. A total of 26 new stores were delivered, of which 24 were Casas Bahia and 2 were Pontofrio stores.

The fourth quarter of 2013 was marked by the performance of Black Friday sales  at Ponto Frio and Casas Bahia, which set a new record for sales on a single day by the Company and transformed both banners into a reference for consumers on that date, as well as by the Christmas and Children’s Day initiatives that also contributed to the results. The highlight was the mobile phone and computer categories, which maintained the strong growth trend of prior quarters, confirming the continuation of the country's technology consumption cycle.

Operating Performance

	GPA Consolidated (ex. real estate projects)
(R$ million)	4Q13	4Q12	Δ	2013	2012	?Δ
Gross Revenue	18,782	16,342	14.9%	64,405	57,081	12.8%
Net Revenue	16,887	14,530	16.2%	57,730	50,772	13.7%
Gross Profit	4,400	4,038	9.0%	15,026	13,604	10.5%
Gross Margin	26.1%	27.8%	-170 bps	26.0%	26.8%	-80 bps
Selling Expenses	(2,476)	(2,230)	11.0%	(9,180)	(8,360)	9.8%
General and Administrative Expenses	(359)	(531)	-32.3%	(1,485)	(1,754)	-15.3%
Equity Income	19	(1)	-	47	11	337.3%
Other Operating Revenue (Expenses)	(299)	(19)	-	(673)	(33)	-
Total Operating Expenses	(3,115)	(2,781)	12.0%	(11,291)	(10,136)	11.4%
% of Net Revenue	18.4%	19.1%	-70 bps	19.6%	20.0%	-40 bps
Depreciation (Logistic)	21	21	1.0%	78	83	-5.5%
EBITDA (1) (2)	1,307	1,278	2.3%	3,814	3,551	7.4%
EBITDA Margin	7.7%	8.8%	-110 bps	6.6%	7.0%	-40 bps
Adjusted EBITDA (3)	1,605	1,297	23.8%	4,487	3,584	25.2%
Adjusted EBITDA Margin	9.5%	8.9%	60 bps	7.8%	7.1%	70 bps

(1)   As of 4Q12, the Equity Income and Other Operating Income (Expenses) were included in Total Operating Expenses in the calculation of EBITDA. Thus, the calculation of EBITDA complies with Instruction 527 dated October 4, 2012, issued by the Securities and Exchange Commission of Brazil (CVM).

(2)   As of 1Q13, the EBITDA calculation reported by the Company included depreciation appropriated to the cost of goods sold, which is essentially related to the distribution centers.

(3)   In 2Q13, the Company began to disclose adjusted EBITDA, which excludes Other Operating Income and Expenses, thereby eliminating non-recurring income and expenses.

The Company’s gross margin decreased 170 basis points, reflecting the investments to increase competitiveness in the Food Retail segment and the intense promotional activities for Black Friday, especially at Via Varejo and Nova Pontocom.

In terms of operating efficiency gains, the highlight was the reduction in the ratio of selling, general and administrative expenses to net revenue from 19.0% in 4Q12 to 16.8% in 4Q13, basically due to the reduction in corporate expenses, the better control of selling expenses at GPA Food and the operating efficiency gains at Via Varejo.

As was the case in 2Q13, the Company incurred other operating income and expenses this quarter, in the amount of R$ 299 million, which were mainly related to the Food Retail segment, as follows:

•       Additional labor risk provisions of R$140 million and tax risk provisions of R$30 million;Provisions accrued for the restructuring of GPA Food and Via Varejo in the amount of R$ 62 million;

•       Provision accrued for compliance with the terms established by Brazil's antitrust agency CADE and other write-offs of property, plant and equipment, especially at Via Varejo, in the amount of R$ 54 million;

•       Positive impact of R$13 million from the business combination and the compensatory liabilities of Via Varejo.

EBITDA amounted to R$ 1.307 billion in 4Q13, reflecting the recognition of Other Operating Income and Expenses, as mentioned above. Adjusted EBITDA, which excludes Other Operating Income and Expenses, was R$ 1.605 billion, up 23.8% from the prior-year period. Adjusted EBITDA margin was 9.5%, up 60 basis points from 4Q12.

In 2013, EBITDA amounted to R$ 3.814 billion, with EBITDA margin of 6.6%. In the year, adjusted EBITDA amounted to R$ 4.487 billion, with adjusted EBITDA margin of 7.8%, up 70 basis points from 2012.

Food Retail (Extra and Pão de Açúcar)

	Food Retail (ex. real estate projects)
(R$ million)	4Q13	4Q12	Δ	2013	2012	Δ
Gross Revenue	7,953	7,209	10.3%	27,811	25,864	7.5%
Net Revenue	7,302	6,480	12.7%	25,414	23,286	9.1%
Gross Profit	2,056	1,903	8.1%	7,030	6,589	6.7%
Gross Margin	28.2%	29.4%	-120 bps	27.7%	28.3%	-60 bps
Selling Expenses	(1,055)	(1,045)	1.0%	(4,037)	(3,866)	4.4%
General and Administrative Expenses	(170)	(224)	-24.2%	(732)	(775)	-5.6%
Equity Income	13	3	315.4%	33	11	195.0%
Other Operating Revenue (Expenses)	(365)	(25)	-	(667)	(49)	-
Total Operating Expenses	(1,577)	(1,290)	22.2%	(5,402)	(4,679)	15.5%
% of Net Revenue	21.6%	19.9%	170 bps	21.3%	20.1%	120 bps
Depreciation (Logistic)	11	9	17.7%	43	39	9.3%
EBITDA (1) (2)	491	622	-21.1%	1,670	1,949	-14.3%
EBITDA Margin	6.7%	9.6%	-290 bps	6.6%	8.4%	-180 bps
Adjusted EBITDA (3)	856	647	32.3%	2,337	1,998	17.0%
Adjusted EBITDA Margin	11.7%	10.0%	170 bps	9.2%	8.6%	60 bps

(1)       As of 4Q12, the Equity Income and Other Operating Income (Expenses) were included in Total Operating Expenses in the calculation of EBITDA. Thus, the calculation of EBITDA complies with Instruction 527 dated October 4, 2012, issued by the Securities and Exchange Commission of Brazil (CVM).

(2)       As of 1Q13, the EBITDA calculation reported by the Company included depreciation appropriated to the cost of goods sold, which is essentially related to the distribution centers

(3)       As of 2Q13, the Company began to disclose adjusted EBITDA, which excludes Other Operating Income and Expenses, thereby eliminating non-recurring income and expenses.

Food Retail recorded its best sales performance of the year in 4Q13, chiefly due to the rollout of the business competitiveness strategy. As a result of this investment in lower prices, gross margin decreased by 120 basis points, backed by streamlined selling, general and administrative expenses. These expenses decreased from 19.6% in 4Q12 to 16.8% in 4Q13, continuing to reflect the better control of expenses, led by efficiency gains at stores, lower marketing expenses, and optimization of corporate expenses such as consulting services and projects.

EBITDA amounted to R$ 491 million, down 21.1% from the prior-year period, impacted by R$365 million from Other Operating Income and Expenses, as detailed in the section “Operating Performance – GPA Consolidated.”

Adjusted EBITDA, which excludes Other Operating Income and Expenses, was R$ 856 million, up 32.3% from 4Q12, with margin of 11.7%.

In full-year 2013, adjusted EBITDA amounted to R$2,337 million, with margin of 9.2%, up 60 basis points from 2012.

For 2014, Management reaffirms the strategy that it began to implement in 2013 to continuously pursue operating efficiency gains, which have been sustaining the investments made in price competitiveness to increase customer traffic and capture market share gains.

In 4Q13, GPA Malls expanded its gross leasable area (GLA) by 13,200 square meters, driven by the expansion of existing commercial centers and the inauguration of new projects. A highlight was the conclusion, in December, of the Conviva Minas project in Belo Horizonte, Minas Gerais, with the Company inaugurating its second neighborhood mall following the delivery of the first phase of the project in the prior quarter. In the year 2013, GPA Malls added 44,800 square meters of GLA to end the year with total GLA of 288,000 square meters. The GLA expansion strategy aims to improve the attractiveness of the Group’s stores as well as its revenue from the leasing of commercial space.

Cash and Carry stores (Assaí)

	Cash and Carry
(R$ million)	4Q13	4Q12	Δ	2013	2012	Δ
Gross Revenue	2,092	1,542	35.6%	6,814	5,080	34.1%
Net Revenue	1,938	1,407	37.7%	6,273	4,639	35.2%
Gross Profit	317	207	53.4%	914	675	35.4%
Gross Margin	16.4%	14.7%	170 bps	14.6%	14.5%	10 bps
Selling Expenses	(176)	(123)	42.3%	(583)	(432)	34.9%
General and Administrative Expenses	(28)	(16)	81.0%	(82)	(53)	56.0%
Other Operating Revenue (Expenses)	(0)	(0)	-	1	(1)	-
Total Operating Expenses	(204)	(139)	46.5%	(664)	(485)	36.8%
% of Net Revenue	10.5%	9.9%	60 bps	10.6%	10.5%	10 bps
Depreciation (Logistic)	0	0	-	1	0	-
EBITDA (1) (2)	113	67	68.2%	250	189	32.2%
EBITDA Margin	5.8%	4.8%	100 bps	4.0%	4.1%	-10 bps

(1)       As of 4Q12, the Equity Income and Other Operating Income (Expenses) were included in Total Operating Expenses in the calculation of EBITDA. Thus, the calculation of EBITDA complies with Instruction 527 dated October 4, 2012, issued by the Securities and Exchange Commission of Brazil (CVM).

(2)       As of 1Q13, the EBITDA calculation reported by the Company included depreciation appropriated to the cost of goods sold, which is essentially related to the distribution centers.

Gross revenue in the quarter increased 35.6% to R$2.1 billion. Gross margin increased 170 basis points, driven by the sharp increase in the share of sales of year-end seasonal product at both existing stores and at stores opened during 2013. EBITDA grew 68.2%, with EBITDA margin of 5.8%, up 100 basis points from the year-ago period.

The increase in operating expenses resulted from the aggressive plan for store openings in 2013, with the inauguration in 4Q13 of 6 of the 14 stores opened during the year, which combined represented sales area of 32,235 square meters. In the year, a total of 74,837 square meters of sales area was added.

Assaí will continue its expansion plan over the coming years, opening between 12 and 15 stores per year to strengthen its national footprint.

In 2013, EBITDA grew by 32.2% to R$250 million, with EBITDA margin of 4.0%.

Via Varejo and Nova Pontocom

	Via Varejo + Nova Pontocom
(R$ million)	4Q13	4Q12	Δ	2013	2012	Δ
Gross Revenue	8,737	7,591	15.1%	29,780	26,137	13.9%
Net Revenue	7,647	6,643	15.1%	26,043	22,846	14.0%
Gross Profit	2,027	1,929	5.1%	7,082	6,341	11.7%
Gross Margin	26.5%	29.0%	-250 bps	27.2%	27.8%	-60 bps
Selling Expenses	(1,245)	(1,062)	17.2%	(4,560)	(4,062)	12.3%
General and Administrative Expenses	(161)	(291)	-44.7%	(671)	(926)	-27.5%
Equity Income	6	(4)	-	14	(0.5)	-
Other Operating Revenue (Expenses)	67	6	-	(7)	16	-
Total Operating Expenses	(1,334)	(1,352)	-1.3%	(5,224)	(4,972)	5.1%
% of Net Revenue	17.4%	20.3%	-290 bps	20.1%	21.8%	-170 bps
Depreciation (Logistic)	10	11	-15.1%	35	44	-19.7%
EBITDA (1) (2)	703	588	19.4%	1,893	1,412	34.1%
EBITDA Margin	9.2%	8.9%	30 bps	7.3%	6.2%	110 bps
Adjusted EBITDA (3)	636	583	9.1%	1,900	1,396	36.1%
Adjusted EBITDA Margin	8.3%	8.8%	-50 bps	7.3%	6.1%	120 bps

(1)       As of 4Q12, the Equity Income and Other Operating Income (Expenses) were included in Total Operating Expenses in the calculation of EBITDA. Thus, the calculation of EBITDA complies with Instruction 527 dated October 4, 2012, issued by the Securities and Exchange Commission of Brazil (CVM).

(2)       As of 1Q13, the EBITDA calculation reported by the Company included depreciation appropriated to the cost of goods sold, which is essentially related to the distribution centers.

(3)       As of 2Q13, the Company began to disclose adjusted EBITDA, which excludes Other Operating Income and Expenses, thereby eliminating non-recurring income and expenses.

Gross revenue in the quarter grew 15.1% to R$8.7 billion. This growth was driven by Black Friday sales at both the Casas Bahia and Pontofrio (Via Varejo) brick and mortar stores and the e-commerce platform (Nova Pontocom), once again signaling market share gains in the period. Gross margin declined 250 basis points, mainly due to Black Friday promotional activities and the higher share of Nova Pontocom in total sales, whose business model entails a lower operating margin than brick and mortar stores.

Selling, general and administrative expenses as a ratio of net sales fell by 200 basis points in 4Q13 (18.4%) from 4Q12 (20.4%), due to efficiency gains in processes at stores, the optimization of third-party service agreements, the more efficient delivery of products to customers and the streamlining of administrative, IT and marketing expenses.

In 4Q13, EBITDA benefited from a positive impact on Other Operating Income and Expenses in the amount of R$ 67 million, mainly related to the following:

•         R$ 157 million gain from the restatement to fair value of the interest held in Bartira;

•         Negative impacts of R$ 91 million from the provision accrued for complying with the terms established under the settlement (Termo de Compromisso de Desempenho - TCD) with Brazil’s antitrust agency CADE (Conselho Administrativo de Defesa Econômica), write-offs of property, plant and equipment, and restructuring expenses.

EBITDA amounted to R$ 703 million, with EBITDA margin of 9.2%. Adjusted EBITDA, which excludes Other Operating Income and Expenses, was R$ 636 million, with margin of 8.3%.

In 2013, EBITDA reached R$1.893 billion, with EBITDA margin of 7.3%. Adjusted EBITDA was R$ 1.900 billion, with margin of 7.3%, up 120 basis points from 2012.

Indebtedness

	GPA Consolidated
(R$ million)	12.31.2013	12.31.2012

Short Term Debt	(2,445)	(1,712)
Loans and Financing	(1,200)	(1,044)
Debentures	(1,245)	(668)
Long Term Debt	(4,181)	(6,151)
Loans and Financing	(1,583)	(2,409)
Debentures	(2,599)	(3,741)
Total Gross Debt	(6,626)	(7,863)
Cash(1)	8,392	7,086
Net Cash (Debt)	1,765	(777)
EBITDA (1)	3,814	3,703
Net Debt / EBITDA(1)	N/A (2)	0.21x
Payment book - short term	(2,726)	(2,499)
Payment book - long term	(141)	(130)
Net Debt with payment book	(1,102)	(3,406)
Net Debt / EBITDA(1)	0.29x	0.91x
(1) Include real est at e project s.EBITDA f or the last 12 mont hs.
(2) Net cash position higher than grossdebt .

Net debt, including Via Varejo’s payment book operation, stood at R$1.102 billion at the end of December. The reduction in net debt was chiefly due to higher cash flow in the period, mainly leveraged by the efforts to improve working capital. Furthermore, the public offering carried out by Via Varejo, which generated a gross cash inflow of R$ 896 million(3), also helped reduce net debt.

The Net Debt/EBITDA, including payment book operation, ratio reached 0.29 times at the end of 4Q13, down significantly from 2012.

At the end of December, the Company held cash reserves of approximately R$ 8.4 billion. For more information, please see the section Cash Flow.

(3) Income tax related to this amount was paid in January 2014.

Financial Result

	GPA Consolidated
(R$ million)	4Q13	4Q13	Δ	2013	2012	Δ

Financial Revenue	216	126	71.8%	643	593	8.3%
Financial Expenses	(544)	(426)	27.6%	(1,836)	(1,786)	2.8%
Net Financial Revenue (Expenses)	(328)	(300)	9.1%	(1,193)	(1,193)	0.0%
% of Net Revenue	1.9%	2.1%	-20 bps	2.1%	2.3%	-20 bps
Charges on Net Bank Debt	(55)	(53)	5.2%	(224)	(238)	-5.6%
Cost of Discount of Receivables of Payment Book	(76)	(63)	19.9%	(268)	(282)	-5.1%
Cost of Discount of Receivables of Credit Card	(201)	(128)	56.8%	(618)	(497)	24.3%
Restatement of Other Assets and Liabilities	5	(56)	-	(83)	(176)	-52.6%
Net Financial Revenue (Expenses)	(328)	(300)	9.1%	(1,193)	(1,193)	0.0%

In 4Q13, the ratio of net financial expenses to net revenue improved from 2.1% in 4Q12 to 1.9% in 4Q13, despite the increase in the Selic basic interest rate between the periods.

The net financial result of R$ 328 million was basically composed of the following items:

•         Net debt service charges of R$ 55 million, up 5.2% from 4Q12, mainly due to the increase in the interbank overnight rate (CDI), which was offset by the reduction in the debt position during the year;

•         Cost of sales of payment book receivables of R$ 76 million, up 19.9% from the previous period, mainly due to the higher volume of receivables sold, with the average sales term remaining stable. The cost of sales of payment book receivables corresponded to 0.4% of net revenue, the same as in 4Q12;

•         Cost of sales of credit card receivables of R$201 million, up 56.8% from 4Q12. This increase is mainly due to the higher volume of receivables sold, which accompanied net revenue growth, as well as the higher interest rates (measured by the average CDI rate), which increased by over 30% between 4Q12 and 4Q13;

Total receivables sold (credit cards and payment books) increased 14.6%, from R$ 8.9 billion in 4Q12 to R$ 10.2 billion in 4Q13, in line with revenue growth, as mentioned earlier.

Net financial result as a ratio of net revenue decreased in 2013, from 2.3% in 2012 to 2.1%, mainly due to the better financial result at Via Varejo.

Net Income

	GPA Consolidated (ex. real estate projects)

(R$ million)	4Q13	4Q12	Δ %	2013	2012	Δ %

EBITDA	1,307	1,278	2.3%	3,814	3,551	7.4%
Depreciation (Logistic)	(21)	(21)	1.0%	(78)	(83)	-5.5%
Depreciation and Amortization	(196)	(196)	0.2%	(787)	(752)	4.8%
Net Financial Revenue (Expenses)	(328)	(301)	8.8%	(1,193)	(1,199)	-0.5%
Income Before Income Tax	761	760	0.2%	1,755	1,517	15.6%
Income Tax	(74)	(272)	-72.8%	(359)	(516)	-30.5%
Company's net income	687	488	40.9%	1,396	1,002	39.4%
Net Margin	4.1%	3.4%	70 bps	2.4%	2.0%	40 bps
Total Nonrecurring	(299)	(19)	-	(673)	(33)	-
Income Tax from Nonrecurring	122	4		227	7
Adjusted Net Income (1)	864	503	71.9%	1,842	1,028	79.2%
Adjusted Net Margin	5.1%	3.5%	160 bps	3.2%	2.0%	120 bps
(1) Net Income adjusted by total Other Operating Income and Expenses, thereby eliminating non-recurring income and expenses.

(1) Net Income adjusted by total Other Operating Income and Expenses, thereby eliminating non-recurring income and expenses.

In 4Q13, net income amounted to R$ 687 million, growing 40.9% on the prior-year period, with net margin of 4.1%. Both segments of the Group posted net income growth in the quarter (26.4% at GPA Food and 56.6% at Via Varejo and Nova Pontocom), despite the impact from Other Operating Income and Expenses in the quarter. Net income adjusted by Other Operating Income and Expenses grew 71.9% to R$ 864 million, with net margin of 5.1%.

In 2013, net income grew by 39.4% to R$ 1.396 million, with net margin of 2.4%. The increase was due to sales growth in the period, as well as to the store openings at GPA Food and the higher profitability at Via Varejo. Net income adjusted by Other Operating Income and Expenses grew 79.2% to R$ 1.842 billion, with net margin of 3.2%.

In 2013, income and social contribution tax expenses were impacted by two items related to Bartira: i) Reversal of deferred tax liabilities of R$106 million on the call option exercised last quarter; and ii) Non-taxation of the gain from the revaluation of Bartira, amounting to R$157 million, generating a comparable gain of R$ 53 million in relation to 2012.

Simplified Cash Flow

	GPA Consolidated

(R$ million)	4Q13	4Q12	2013	2012

Cash Balance at beginning of period	4,780	5,551	7,086	4,970
Cash Flow from operating activities	4,082	4,664	4,892	5,299
EBITDA	1,307	1,332	3,814	3,703
Cost of Discount of Receivables	(277)	(192)	(886)	(780)
Working Capital	2,478	3,185	1,355	2,243
Assets and Liabilities Variation	574	338	609	133
Cash Flow from Investment Activities	(737)	(456)	(2,027)	(1,339)
Net Investment	(525)	(466)	(1,752)	(1,306)
Aquisition and Others	(212)	10	(275)	(33)
Change on net cash after investments	3,345	4,208	2,865	3,960
Cash Flow from Financing Activities	242	(2,672)	(1,584)	(1,844)
Dividends Payments and Others	(219)	(28)	(453)	(186)
Net Proceeds	461	(2,644)	(1,132)	(1,658)
Change on net cash	3,587	1,536	1,281	2,116
Cash Balance at end of period	8,367	7,086	8,367	7,086

As of December 31, 2013, the cash balance was R$ 8.367 billion. The increase of R$ 1.281 billion from December 31, 2012 is mainly due to the gross cash inflow of R$ 896 million related to the Via Varejo public offering. As mentioned in prior periods, the Company did not have to refinance its existing debt or take out new debt.

Capital Expenditure

	GPA Consolidated						GPA Food			Via Varejo + Nova Pontocom
(R$ million)	4Q13	4Q12	Δ	2013	2012	Δ	4Q13	4Q12	Δ	4Q13	4Q12	Δ

New stores and land acquisition	215	44	-37.5%	785	703	11.8%	172	298	-42.4%	43	46	-5.2%
Store renovations and conversions	118	69	72.0%	477	433	10.4%	92	41	125.0%	26	28	-6.1%
Infrastructure and Others	278	119	133.9%	628	385	363.3%	130	78	65.8%	148	41	265.1%
Non-cash Effect
Financing and Leasing Assets	(75)	(124)	-39.2%	(41)	(127)	-67.6%	6	(124)	-	(81)	-	-
Total	536	407	31.5%	1,850	1,393	32.8%	399	293	36.2%	136	114	19.5%

Consolidated capex amounted to R$ 536 million in 4Q13, of which R$ 399 million was at GPA Food and R$ 136 million at Via Varejo and Nova Pontocom.

At GPA Food, 43%  of capex went to store openings and acquiring lots, in line with the strategy to accelerate the organic growth of the business. In the full year 2013, the sales area of GPA Food expanded by 6.5%, which is significantly higher than the growth recorded in previous years.

In the year, capex reached R$ 1.850 billion, with the highlight being the investments in new stores and lot acquisitions, in line with the aggressive expansion plan of the Company, which in 2013 opened 128 new stores.

Dividends

The Management proposed the payment of dividends, calculated as shown below, considering the prepaid dividends of R$ 99.4 million made in 2013. The dividends payable for the fiscal year ended December 31, 2013 will amount to R$ 150.5 million, corresponding to R$ 0.535395 per common share and R$ 0.588935 per preferred share.

Proposed dividends

(R$ thousands)	2013

Consolidated net profit	1,396,207
Minority Interest - Noncontrolling	(343,712)
Net profit	1,052,495
Legal reserve	(52,624)
Dividends' base of calculation	999,871

Dividends policy	25%
Dividends proposed by management	249,968
Proposed dividends to prefered shareholders	97,181
Proposed dividends to common shareholders	53,368

Number of prefered shares¹ (x 1000)	165,011
Number of common shares (x 1000)	99,680

Dividends per prefered share (R$)	0.588935
Dividends per common share (R$)	0.535395

(-) Interim dividends already announced[2]	99,419
Proposed dividend to be paid	150,549

1 Excluding 232,586 shares in treasury.

2 The interim dividend payments related to 1Q13, 2Q13 and 3Q13 totaled R$ 99.4 million, which were made on 05/16, 08/13 and 11/07/2013, respectively. This amount corresponded to R$ 0.118182 per common share and R$0.13 per preferred share.

Appendix I - Definitions used in this document

Company’s Business: The Company’s business is divided into four segments – food retail, cash and carry, electronics and home appliances retail (brick and mortar) and e-commerce – grouped as follows:

Same-store sales: The basis for calculating same-store sales is defined by the sales registered in stores open for at least 12 consecutive months. Acquisitions are not included in the same-store calculation base in the first 12 months of operation.

Growth and changes: The growth and changes shown in this document refer to the variation in comparison with the same period of the previous year, except where stated otherwise.

EBITDA: As of 4Q12, the results of Equity Income and Other Operating Income (Expenses) were included along with Total Operating Expenses in the calculation of EBITDA. This means that the calculation of EBITDA complies with Instruction 527 dated October 4, 2012, issued by the Securities and Exchange Commission of Brazil (CVM). In 1Q13, the depreciation recognized in the cost of goods sold, which essentially consists of the depreciation of distribution centers, began to be specified in the calculation of EBITDA.

Adjusted EBITDA: Profitability measure calculated by excluding Other Operating Income and Expenses from EBITDA. Management uses this measure in its analyses as it believes that by doing so, it eliminates nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

Adjusted net income: Profitability measure calculated as net income excluding Other Operating Income and Expenses, excluding the effects from Income and Social Contribution Taxes. Management uses this measure in its analyses as it believes that by doing so, it eliminates nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

BALANCE SHEET
ASSETS
	GPA Consolidated			GPA Food
(R$ million)	12.31.2013	09.30.2013	12.31.2012	12.31.2013	09.30.2013	12.31.2012
Current Assets	18,610	14,849	16,680	8,447	6,336	8,360
Cash and Marketable Securities	8,392	4,803	7,086	4,362	2,492	4,505
Accounts Receivable	2,516	2,365	2,646	291	207	426
Credit Cards	276	235	444	127	108	260
Payment book	2,249	2,149	2,078	-	-	-
Sales Vouchers and Others	201	200	305	149	84	158
Allowance for Doubtful Accounts	(229)	(233)	(189)	(3)	(0)	(1)
Resulting from Commercial Agreements	18	15	9	18	15	9
Inventories	6,382	6,252	5,760	3,424	3,158	3,062
Recoverable Taxes	908	976	871	191	273	256
Noncurrent Assets for Sale	39	52	-	24	25	-
Expenses in Advance and Other Accounts Receivables	374	401	317	155	180	110
Noncurrent Assets	19,399	18,726	18,152	15,198	15,516	14,816
Long-Term Assets	4,335	4,741	4,699	2,401	2,852	2,609
Accounts Receivables	115	113	108	-	-	-
Payment Book	125	107	117	-	-	-
Others	-	16	-	-	-	-
Allowance for Doubtful Accounts	(10)	(9)	(9)	-	-	-
Inventories	172	172	172	172	172	172
Recoverable Taxes	1,429	1,244	1,232	380	292	231
Financial Instruments	-	362	359	-	362	359
Deferred Income Tax and Social Contribution	951	1,025	1,079	364	379	381
Amounts Receivable from Related Parties	173	200	178	299	308	101
Judicial Deposits	815	998	952	536	732	773
Expenses in Advance and Others	680	626	618	650	606	592
Investments	310	390	362	208	290	267
Property and Equipment	9,054	8,660	8,114	7,826	7,589	7,087
Intangible Assets	5,701	4,936	4,976	4,763	4,786	4,853
TOTAL ASSETS	38,008	33,576	34,832	23,645	21,852	23,175

LIABILITIES
	GPA Consolidated			GPA Food
	12.31.2013	09.30.2013	12.31.2012	12.31.2013	09.30.2013	12.31.2012
Current Liabilities	17,013	13,235	13,391	7,984	6,453	6,380
Suppliers	8,548	5,682	6,240	3,942	2,638	3,112
Loans and Financing	1,200	1,124	1,044	1,087	1,028	869
Payment Book (CDCI)	2,726	2,521	2,499	-	-	-
Debentures	1,245	1,104	668	1,028	1,089	550
Payroll and Related Charges	796	939	729	462	496	417
Taxes and Social Contribution Payable	824	602	651	282	169	190
Dividends Proposed	152	100	169	151	1	167
Financing for Purchase of Fixed Assets	36	54	88	36	54	88
Rents	112	50	83	74	50	51
Acquisition of Companies	69	68	63	69	68	63
Debt with Related Parties	33	35	80	373	426	393
Advertisement	89	69	113	40	34	42
Provision for Restructuring	21	1	25	21	1	25
Tax Payments	144	142	155	141	139	152
Advanced Revenue	115	83	92	37	7	18
Others	902	660	691	239	253	245
Long-Term Liabilities	8,284	8,688	10,373	6,579	7,019	8,725
Loans and Financing	1,583	1,724	2,409	1,411	1,621	2,340
Payment Book (CDCI)	141	120	130	-	-	-
Debentures	2,599	2,897	3,741	1,999	2,098	2,942
Financing for Purchase of Assets
Acquisition of Companies	108	106	158	108	106	158
Deferred Income Tax and Social Contribution	1,061	1,090	1,137	1,058	1,086	1,134
Tax Installments	1,073	1,091	1,205	1,033	1,051	1,163
Provision for Contingencies	1,148	1,101	774	775	885	610
Advanced Revenue	456	430	472	80	45	33
Others	105	129	346	104	127	346
Shareholders' Equity	12,712	11,652	11,068	9,082	8,380	8,070
Capital	6,764	6,760	6,710	5,175	4,983	5,123
Capital Reserves	233	220	228	233	220	228
Profit Reserves	2,486	2,050	1,556	2,486	2,050	1,556
Minority Interest	3,229	2,623	2,573	1,188	1,126	1,162
TOTAL LIABILITIES	38,008	33,576	34,832	23,645	21,852	23,175

	INCOME STATEMENT

	GPA Consolidated IFRS			GPA Consolidated (ex. real estate projects)			GPA Food (ex. real estate projects)			Food Retail (ex. real estate projects)			Cash and Carry			Via Varejo + Nova Pontocom

R$ - Million	4Q13	4Q12	Δ	4Q13	4Q12	Δ	4Q13	4Q12	Δ	4Q13	4Q12	Δ	4Q13	4Q12	Δ	4Q13	4Q12	Δ
Gross Revenue	18,782	16,396	14.6%	18,782	16,342	14.9%	10,045	8,751	14.8%	7,953	7,209	10.3%	2,092	1,542	35.6%	8,737	7,591	15.1%
Net Revenue	16,887	14,584	15.8%	16,887	14,530	16.2%	9,240	7,887	17.2%	7,302	6,480	12.7%	1,938	1,407	37.7%	7,647	6,643	15.1%
Cost of Goods Sold	(12,466)	(10,471)	19.1%	(12,466)	(10,471)	19.1%	(6,855)	(5,768)	18.8%	(5,235)	(4,568)	14.6%	(1,620)	(1,200)	35.0%	(5,611)	(4,703)	19.3%
Depreciation (Logistic)	(21)	(21)	1.0%	(21)	(21)	1.0%	(11)	(9)	20.6%	(11)	(9)	17.7%	(0.3)	(0.1)	493%	(10)	(11)	-15.1%
Gross Profit	4,400	4,093	7.5%	4,400	4,038	9.0%	2,374	2,109	12.5%	2,056	1,903	8.1%	317	207	53.4%	2,027	1,929	5.1%
Selling Expenses	(2,476)	(2,230)	11.0%	(2,476)	(2,230)	11.0%	(1,231)	(1,168)	5.4%	(1,055)	(1,045)	1.0%	(176)	(123)	42.3%	(1,245)	(1,062)	17.2%
General and Administrative Expenses	(359)	(531)	-32.3%	(359)	(531)	-32.3%	(198)	(240)	-17.3%	(170)	(224)	-24.2%	(28)	(16)	81.0%	(161)	(291)	-44.7%
Equity Income	19	(1)	-	19	(1)	-	13	3	315.4%	13	3	315.4%	-	-	-	6	(4)	-
Other Operating Revenue (Expenses)	(299)	(19)	-	(299)	(19)	-	(365)	(25)	-	(365)	(25)	-	(0.2)	(0.3)	-21.7%	67	6	-
Total Operating Expenses	(3,115)	(2,781)	12.0%	(3,115)	(2,781)	12.0%	(1,781)	(1,429)	24.6%	(1,577)	(1,290)	22.2%	(204)	(139)	46.5%	(1,334)	(1,352)	-1.3%
Depreciation and Amortization	(196)	(196)	0.2%	(196)	(196)	0.2%	(159)	(160)	-0.1%	(143)	(148)	-3.2%	(16)	(12)	38.6%	(37)	(37)	1.4%
Earnings before interest and Taxes - EBIT	1,089	1,116	-2.3%	1,089	1,061	2.7%	433	521	-16.8%	336	465	-27.6%	97	56	73.9%	656	540	21.4%
Financial Revenue	216	126	71.8%	216	104	108.0%	131	91	44.3%	125	84	47.6%	6	6	0.1%	105	48	120.1%
Financial Expenses	(544)	(426)	27.6%	(544)	(405)	34.3%	(263)	(227)	15.7%	(248)	(212)	16.8%	(15)	(15)	-0.6%	(301)	(212)	41.5%
Net Financial Revenue (Expenses)	(328)	(300)	9.1%	(328)	(301)	8.8%	(132)	(136)	-3.3%	(124)	(128)	-3.5%	(8)	(8)	-1.1%	(196)	(165)	18.9%
Income Before Income Tax	761	815	-6.6%	761	760	0.2%	302	384	-21.5%	213	337	-36.8%	89	47	87.1%	460	375	22.5%
Income Tax	(74)	(276)	-73.2%	(74)	(272)	-72.8%	19	(131)	-114.8%	49	(114)	-143.0%	(30)	(16)	82.1%	(93)	(141)	-34.0%
Net Income - Company	687	539	27.5%	687	488	40.9%	321	254	26.4%	262	223	17.6%	59	31	89.7%	367	234	56.6%
Minority Interest - Noncontrolling	196	98	1.00	196	98	1.00	22	(9)	-	22	(9)	-	-	-	-	174	106	63.5%
Net Income - Controlling Shareholders (1)	491.7	441	11.4%	492	390	26.1%	299	262	0.14	240	231	0.04	59	31	89.7%	193	128	50.9%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	1,307	1,332	-1.9%	1,307	1,278	2.3%	604	690	-12.4%	491	622	-21.1%	113	67	68.2%	703	588	19.4%
Adjusted EBITDA (2)	1,605	1,352	18.8%	1,605	1,297	23.8%	969	715	35.7%	856	647	32.3%	114	68	67.8%	636	583	9.1%

% of Net Revenue	GPA Consolidated IFRS			GPA Consolidated (ex. real estate projects)			GPA Food (ex. real estate projects)			Food Retail (ex. real estate projects)			Cash and Carry			Via Varejo + Nova Pontocom
	4Q13	4Q12		4Q13	4Q12		4Q13	4Q12		4Q13	4Q12		4Q13	4Q12		4Q13	4Q12
Gross Profit	26.1%	28.1%		26.1%	27.8%		25.7%	26.7%		28.2%	29.4%		16.4%	14.7%		26.5%	29.0%
Selling Expenses	14.7%	15.3%		14.7%	15.3%		13.3%	14.8%		14.4%	16.1%		9.1%	8.8%		16.3%	16.0%
General and Administrative Expenses	2.1%	3.6%		2.1%	3.7%		2.1%	3.0%		2.3%	3.5%		1.5%	1.1%		2.1%	4.4%
Equity Income	0.1%	0.0%		0.1%	0.0%		0.1%	0.0%		0.2%	0.0%		0.0%	0.0%		0.1%	0.1%
Other Operating Revenue (Expenses)	1.8%	0.1%		1.8%	0.1%		4.0%	0.3%		5.0%	0.4%		0.0%	0.0%		0.9%	0.1%
Total Operating Expenses	18.4%	19.1%		18.4%	19.1%		19.3%	18.1%		21.6%	19.9%		10.5%	9.9%		17.4%	20.3%
Depreciation and Amortization	1.2%	1.3%		1.2%	1.3%		1.7%	2.0%		2.0%	2.3%		0.8%	0.8%		0.5%	0.5%
EBIT	1.2%	1.3%		6.5%	7.3%		4.7%	6.6%		4.6%	7.2%		5.0%	4.0%		8.6%	8.1%
Net Financial Revenue (Expenses)	1.9%	2.1%		1.9%	2.1%		1.4%	1.7%		1.7%	2.0%		0.4%	0.6%		2.6%	2.5%
Income Before Income Tax	4.5%	5.6%		4.5%	5.2%		3.3%	4.9%		2.9%	5.2%		4.6%	3.4%		6.0%	5.7%
Income Tax	0.4%	1.9%		0.4%	1.9%		0.2%	1.7%		0.7%	1.8%		1.5%	1.2%		1.2%	2.1%
Net Income - Company	4.1%	3.7%		4.1%	3.4%		3.5%	3.2%		3.6%	3.4%		3.0%	2.2%		4.8%	3.5%
Minority Interest - noncontrolling	1.2%	0.7%		1.2%	0.7%		0.2%	0.1%		0.3%	0.1%		0.0%	0.0%		2.3%	1.6%
Net Income - Controlling Shareholders(1)	2.9%	3.0%		2.9%	2.7%		3.2%	3.3%		3.3%	3.6%		3.0%	2.2%		2.5%	1.9%
EBITDA	7.7%	9.1%		7.7%	8.8%		6.5%	8.7%		6.7%	9.6%		5.8%	4.8%		9.2%	8.9%
Adjusted EBITDA (2)	9.5%	9.3%		9.5%	8.9%		10.5%	9.1%		11.7%	10.0%		5.9%	4.8%		8.3%	8.8%
(1) Net Income after noncontrolling shareholders
(2) Adjusted EBITDA by excluding the Other Operating Revenue (Expenses), thereby eliminating nonrecurring income, expenses and other nonrecurring items.

	INCOME STATEMENT

	GPA Consolidated IFRS			GPA Consolidated (ex. real estate projects)			GPA Food (ex. real estate projects)			Food Retail (ex. real estate projects)			Cash and Carry			Via Varejo + Nova Pontocom

R$ - Million	2013	2012	Δ	2013	2012	Δ	2013	2012	Δ	2013	2012	Δ	2013	2012	Δ	2013	2012	Δ
Gross Sales Revenue	64,405	57,234	12.5%	64,405	57,081	12.8%	34,625	30,944	11.9%	27,811	25,864	7.5%	6,814	5,080	34.1%	29,780	26,137	13.9%
Net Sales Revenue	57,730	50,924	13.4%	57,730	50,772	13.7%	31,688	27,926	13.5%	25,414	23,286	9.1%	6,273	4,639	35.2%	26,043	22,846	14.0%
Cost of Goods Sold	(42,626)	(37,085)	14.9%	(42,626)	(37,085)	14.9%	(23,701)	(20,623)	14.9%	(18,342)	(16,658)	10.1%	(5,359)	(3,964)	35.2%	(18,925)	(16,462)	15.0%
Depreciation (Logistic)	(78)	(83)	-5.5%	(78)	(83)	-5.5%	(43)	(39)	10.3%	(43)	(39)	9.3%	(1)	(0)	326.8%	(35)	(44)	-19.7%
Gross Profit	15,026	13,757	9.2%	15,026	13,604	10.5%	7,944	7,264	9.4%	7,030	6,589	6.7%	914	675	35.4%	7,082	6,341	11.7%
Selling Expenses	(9,180)	(8,360)	9.8%	(9,180)	(8,360)	9.8%	(4,620)	(4,298)	7.5%	(4,037)	(3,866)	4.4%	(583)	(432)	34.9%	(4,560)	(4,062)	12.3%
General and Administrative Expenses	(1,485)	(1,754)	-15.3%	(1,485)	(1,754)	-15.3%	(814)	(828)	-1.7%	(732)	(775)	-5.6%	(82)	(53)	56.0%	(671)	(926)	-27.5%
Equity Income	47	11	337.3%	47	11	337.3%	33	11	195.0%	33	11	195.0%	-	-	-	14	(0)	-
Other Operating Revenue (Expenses)	(673)	(33)	-	(673)	(33)	-	(666)	(49)	-	(667)	(49)	-	1	(1)	-	(7)	16	-
Total Operating Expenses	(11,291)	(10,136)	11.4%	(11,291)	(10,136)	11.4%	(6,066)	(5,164)	17.5%	(5,402)	(4,679)	15.5%	(664)	(485)	36.8%	(5,224)	(4,972)	5.1%
Depreciation and Amortization	(787)	(752)	4.8%	(787)	(752)	4.8%	(650)	(597)	9.0%	(594)	(553)	7.5%	(56)	(44)	28.5%	(137)	(155)	-11.5%
Earnings before interest and Taxes - EBIT	2,948	2,869	2.8%	2,948	2,717	8.5%	1,227	1,503	-18.3%	1,033	1,357	-23.9%	194	146	33.1%	1,721	1,214	41.8%
Financial Revenue	643	593	8.3%	643	587	9.5%	398	441	-9.7%	375	417	-10.1%	23	24	-2.4%	277	181	53.5%
Financial Expenses	(1,836)	(1,786)	2.8%	(1,836)	(1,786)	2.8%	(899)	(962)	-6.6%	(853)	(903)	-5.5%	(46)	(60)	-22.2%	(969)	(858)	13.0%
Net Financial Revenue (Expenses)	(1,193)	(1,193)	0.0%	(1,193)	(1,199)	-0.5%	(502)	(522)	-3.9%	(478)	(486)	-1.6%	(23)	(36)	-35.1%	(692)	(677)	2.1%
Income Before Income Tax	1,755	1,676	4.7%	1,755	1,517	15.6%	725	981	-26.0%	555	871	-36.3%	170	109	55.6%	1,029	537	91.9%
Income Tax	(359)	(520)	-31.0%	(359)	(516)	-30.5%	(71)	(301)	-76.4%	(13)	(273)	-95.3%	(58)	(29)	103.3%	(288)	(214)	34.1%
Net Income - Company	1,396	1,156	20.7%	1,396	1,002	39.4%	654	679	-3.7%	542	599	-9.4%	112	81	38.7%	742	322	130.3%
Minority Interest - Noncontrolling	344	105	226.6%	344	105	226.6%	(14)	(48)	-70.2%	(14)	(48)	-70.2%	-	-	-	358	153	134.2%
Net Income - Controlling Shareholders(1)	1,052.5	1,051	0.1%	1,052	896	17.4%	669	727	-8.0%	556	646	-13.9%	112	81	38.7%	384	169	126.7%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	3,814	3,703	3.0%	3,814	3,551	7.4%	1,920	2,138	-10.2%	1,670	1,949	-14.3%	250	189	32.2%	1,893	1,412	34.1%
Adjusted EBITDA (2)	4,487	3,736	20.1%	4,487	3,584	25.2%	2,586	2,188	18.2%	2,337	1,998	17.0%	250	190	31.3%	1,900	1,396	36.1%

% Net Sales Revenue	GPA Consolidated IFRS			GPA Consolidated (ex. real estate projects)			GPA Food (ex. real estate projects)			Food Retail (ex. real estate projects)			Cash and Carry			Via Varejo + Nova Pontocom
	2013	2012		2013	2012		2013	2012		2013	2012		2013	2012		2013	2012
Gross Profit	26.0%	27.0%		26.0%	26.8%		25.1%	26.0%		27.7%	28.3%		14.6%	14.5%		27.2%	27.8%
Selling Expenses	15.9%	16.4%		15.9%	16.5%		14.6%	15.4%		15.9%	16.6%		9.3%	9.3%		17.5%	17.8%
General and Administrative Expenses	2.6%	3.4%		2.6%	3.5%		2.6%	3.0%		2.9%	3.3%		1.3%	1.1%		2.6%	4.1%
Equity Income	0.1%	0.0%		0.1%	0.0%		0.1%	0.0%		0.1%	0.0%		0.0%	0.0%		0.1%	0.0%
Other Operating Revenue (Expenses)	1.2%	0.1%		1.2%	0.1%		2.1%	0.2%		2.6%	0.2%		0.0%	0.0%		0.0%	-0.1%
Total Operating Expenses	19.6%	19.9%		19.6%	20.0%		19.1%	18.5%		21.3%	20.1%		10.6%	10.5%		20.1%	21.8%
Depreciation and Amortization	1.4%	1.5%		1.4%	1.5%		2.1%	2.1%		2.3%	2.4%		0.9%	0.9%		0.5%	0.7%
EBIT	5.1%	5.6%		5.1%	5.4%		3.9%	5.4%		4.1%	5.8%		3.1%	3.1%		6.6%	5.3%
Net Financial Revenue (Expenses)	2.1%	2.3%		2.1%	2.4%		1.6%	1.9%		1.9%	2.1%		0.4%	0.8%		2.7%	3.0%
Income Before Income Tax	3.0%	3.3%		3.0%	3.0%		2.3%	3.5%		2.2%	3.7%		2.7%	2.4%		4.0%	2.3%
Income Tax	0.6%	1.0%		0.6%	1.0%		0.2%	1.1%		0.1%	1.2%		0.9%	0.6%		1.1%	0.9%
Net Income - Company	2.4%	2.3%		2.4%	2.0%		2.1%	2.4%		2.1%	2.6%		1.8%	1.7%		2.8%	1.4%
Minority Interest - noncontrolling	0.6%	-0.2%		0.6%	-0.2%		0.0%	0.2%		0.1%	0.2%		0.0%	0.0%		1.4%	0.7%
Net Income - Controlling Shareholders (1)	1.8%	2.1%		1.8%	1.8%		2.1%	2.6%		2.2%	2.8%		1.8%	1.7%		1.5%	0.7%
EBITDA	6.6%	7.3%		6.6%	7.0%		6.1%	7.7%		6.6%	8.4%		4.0%	4.1%		7.3%	6.2%
Adjusted EBITDA (2)	7.8%	7.3%		7.8%	7.1%		8.2%	7.8%		9.2%	8.6%		4.0%	4.1%		7.3%	6.1%
(1) Net Income after noncontrolling shareholders
(2) Adjusted EBITDA by excluding the Other Operating Revenue (Expenses), thereby eliminating nonrecurring income, expenses and other nonrecurring items.

STATEMENT OF CASH FLOW
(R$ million)	GPA Consolidated
	12.31.2013	12.31.2012
Net Income for the period	1,396	1,156
Adjustment for Reconciliation of Net Income
Deferred Income Tax	89	193
Income of Permanent Assets Written-Off	45	(12)
Depreciation and Amortization	865	834
Interests and Exchange Variation	1,000	1,099
Adjustment to Present Value	(10)	(14)
Equity Income	(47)	(11)
Provision for Contingencies	249	83
Provision for low and losses of fixed assets	-	11
Share-Based Compensation	43	45
Allowance for Doubtful Accounts	451	341
Net profit/loss on shareholder interest	(1)	(23)
Provision for Obsolescence and Retail Loss	-	(158)
Swap revenue	(43)	54
Deferred Revenue	323	(23)
Fair Value of Investment Gain	(100)	-
	4,260	3,577
Asset (Increase) Decreases
Accounts Receivable	(333)	2,174
Inventories	(582)	(192)
Taxes recoverable	(284)	(575)
Financial Instrument	-	(50)
Other assets	(24)	-
Related Parties	(34)	25
Judicial Deposits	(186)	(179)
	(1,444)	1,202
Liability (Increase) Decrease
Suppliers	2,270	261
Payroll and Charges	59	(29)
Taxes and Social Contribuitions Payable	(128)	130
Taxes and Contribuitions	(125)	158
	2,076	520
Net Cash Generated from (Used in) Operating Activities	4,892	5,299

CASH FLOW FROM INVESTMENT AND FINANCING ACTIVITIES
	GPA Consolidated
(R$ million)	12.31.2013	12.31.2012
Companies Acquisition	(276)	(33)
Net Cash Acquisition	1	-
Acquisition of Property and Equipment	(1,656)	(1,309)
Increase Intangible Assets	(194)	(84)
Sales of Property and Equipment	98	87

Net Cash Flow Investment Activities	(2,027)	(1,339)

Cash Flow from Financing Activities
Increase (Decrease) of Capital	16	21
Funding and Refinancing	5,278	7,211
Payments	(6,519)	(7,977)
Interest Paid	(721)	(913)
Dividend Payments	(453)	(186)
Equity Sale	814	-

Net Cash Generated from (used in) Financing Activities	(1,584)	(1,844)

Cash and Cash Equivalents at the Beginning of the Year	7,086	4,970
Cash and Cash Equivalents at the End of the Year	8,367	7,086
Change in Cash and Cash Equivalents	1,281	2,116

	BREAKDOWN OF GROSS SALES BY BUSINESS
(R$ million)	4Q13%		4Q12%		Δ	2013	%	2012	%	Δ

Pão de Açucar (1)	1,744	9.3%	1,553	9.5%	12.3%	6,263	9.7%	5,658	9.9%	10.7%
Extra Hiper	4,195	22.3%	3,905	23.8%	7.4%	14,431	22.4%	13,848	24.2%	4.2%
Minimercado Extra	157	0.8%	81	0.5%	94.3%	475	0.7%	253	0.4%	87.7%
Extra Supermercado	1,429	7.6%	1,280	7.8%	11.6%	5,048	7.8%	4,621	8.1%	9.2%
Assaí	2,092	11.1%	1,542	9.4%	35.6%	6,814	10.6%	5,080	8.9%	34.1%
Others Business (2)	428	2.3%	389	2.4%	10.0%	1,595	2.5%	1,484	2.6%	7.5%
GPA Food	10,045	53.5%	8,751	53.4%	14.8%	34,625	53.8%	30,944	54.1%	11.9%
Real Estate Projects	-	-	54	0.3%	-	-	-	153	0.2%	-
Pontofrio	1,755	9.3%	1,584	9.7%	10.8%	6,143	9.5%	5,561	9.7%	10.5%
Casas Bahia	5,389	28.7%	4,829	29.5%	11.6%	18,820	29.2%	16,825	29.4%	11.9%
Nova Pontocom	1,593	8.5%	1,178	7.2%	35.3%	4,817	7.5%	3,750	6.6%	28.5%
Via Varejo + Nova Pontocom	8,737	46.5%	7,591	46.3%	15.1%	29,780	46.2%	26,137	45.7%	13.9%
GPA Consolidated	18,783	100.0%	16,396	100.0%	14.6%	64,406	100.0%	57,234	100.0%	12.5%
(1) Includes Delivery sales.
(2) Includes Gas Station and Drugstores sales.

	BREAKDOWN OF NET SALES BY BUSINESS
(R$ million)	4Q13%		4Q12%		Δ	2013	%	2012	%	Δ

Pão de Açucar (1)	1,592	9.4%	1,392	9.5%	14.4%	5,698	9.9%	5,078	10.0%	12.2%
Extra Hiper	3,796	22.5%	3,463	23.7%	9.6%	12,999	22.5%	12,294	24.1%	5.7%
Minimercado Extra	148	0.9%	76	0.5%	96.1%	446	0.8%	236	0.5%	89.1%
Extra Supermercado	1,341	7.9%	1,170	8.0%	14.6%	4,690	8.1%	4,217	8.3%	11.2%
Assaí	1,938	11.5%	1,407	9.6%	37.7%	6,273	10.9%	4,639	9.1%	35.2%
Others Business (2)	425	2.5%	379	2.6%	11.9%	1,581	2.7%	1,461	2.9%	8.2%
GPA Food	9,240	54.7%	7,887	54.1%	17.2%	31,688	54.9%	27,926	54.8%	13.5%
Real Estate Projects	-	-	54	0.3%	-	-	-	153	0.3%	-
Pontofrio	1,531	9.1%	1,389	9.5%	10.2%	5,341	9.3%	4,872	9.6%	9.6%
Casas Bahia	4,701	27.8%	4,187	28.7%	12.3%	16,405	28.4%	14,566	28.6%	12.6%
Nova Pontocom	1,415	8.4%	1,067	7.3%	32.6%	4,297	7.4%	3,409	6.7%	26.1%
Via Varejo + Nova Pontocom	7,647	45.3%	6,643	45.6%	15.1%	26,043	45.1%	22,846	44.9%	14.0%
GPA Consolidated	16,887	100.0%	14,584	100.0%	15.8%	57,730	100.0%	50,924	100.0%	13.4%
(1) Includes Delivery sales.
(2) Includes Gas Station and Drugstores sales.

SALES BREAKDOWN (% of Net Sales)

	GPA Consolidated				GPA Food
	4Q13	4Q12	2013	2012	4Q13	4Q12	2013	2012

Cash	42.9%	42.9%	42.4%	42.1%	53.8%	54.3%	53.4%	53.4%
Credit Card	47.0%	46.9%	47.4%	47.8%	37.6%	37.8%	38.2%	38.8%
Food Voucher	4.6%	4.3%	4.6%	4.3%	8.4%	7.8%	8.3%	7.7%
Credit	5.6%	5.9%	5.7%	5.9%	0.1%	0.1%	0.1%	0.1%
Post-Dated Checks	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%
Payment Book	5.5%	5.8%	5.6%	5.8%	-	-	-	-

	STORE OPENINGS/CLOSINGS BY BANNER
	12/31/2012	09/31/2013	Opened	Closed	12/31/2013

Pão de Açúcar	163	166	2	-	168
Extra Hiper	138	138	-	-	138
Extra Supermercado	207	209	4	-	213
Minimercado Extra	107	152	12	-	164
Assaí	61	69	6	-	75
Other Business	241	242	-	-	242
Gas Station	84	85	-	-	85
Drugstores	157	157	-	-	157
GPA Food	917	976	24	-	1,000
Pontofrio	397	397	2		397
Casas Bahia	568	578	24	-	602
GPA Consolidated	1,882	1,951	50		1,999

Sales Area ('000 m2 )
GPA Food	1,568	1,629			1,670
GPA Consolidated	2,615	2,686			2,753

# of employees ('000)	151	155			156

	FIGURES BY FORMAT AS OF 12/31/2013
			Sales Area
	# Stores	# Checkouts	(sq meter x1000)

Pão de Açúcar	168	1,828	218
Extra Hipermercado	138	4,569	805
Extra Supermercado	213	2,335	242
Minimercado Extra	164	586	39
Assaí	75	1,581	272
Ponto Frio	397	1,489	259
Casas Bahia	602	3,277	824
GPA Bricks and Mortar	1,757	15,665	2,657
Other Business	242	-	95
Gas Station	85	-	84
Drugstores	157	-	11
GPA Consolidated	1,999	15,665	2,753

PRODUCTIVITY RATIO (Gross Sales Revenue) in R$ - Nominal Terms
Gross Sales per sqm/Month
	2013	2012	Δ
Pão de Açúcar	2,396	2,273	5.4%
Extra Hipermercado	1,496	1,456	2.7%
Extra Supermercado	1,763	1,648	7.0%
Minimercado Extra	1,186	1,252	-5.3%
Assaí	2,437	2,226	9.5%
Ponto Frio	1,992	1,831	8.8%
Casas Bahia	1,959	1,821	7.6%
GPA Consolidated	1,869	1,754	6.6%

Gross Sales per Employee/Month
	2013	2012	Δ
Pão de Açúcar	30,372	28,950	4.9%
Extra Hipermercado	41,109	42,221	-2.6%
Extra Supermercado	31,906	30,778	3.7%
Minimercado Extra	20,871	23,010	-9.3%
Assaí	55,368	53,089	4.3%
Ponto Frio	57,906	49,702	16.5%
Casas Bahia	54,952	46,503	18.2%
GPA Consolidated	44,310	41,151	7.7%
* Employers in FTE (full-time equivalent) standard

Gross Sales per Checkout/Month
	2013	2012	Δ
Pão de Açúcar	284,277	270,376	5.1%
Extra Hipermercado	262,818	255,990	2.7%
Extra Supermercado	183,517	172,227	6.6%
Minimercado Extra	79,596	82,972	-4.1%
Assaí	400,182	343,590	16.5%
Ponto Frio	343,054	309,576	10.8%
Casas Bahia	479,166	438,004	9.4%
GPA Consolidated	239,052	223,101	7.1%

Average Ticket - Gross Sales/Month
	2013	2012	Δ
Pão de Açúcar	48.2	43.9	9.1%
Extra Hipermercado	74.3	70.2	5.7%
Extra Supermercado	32.3	29.1	10.3%
Minimercado Extra	15.3	13.5	15.4%
Assaí	124.9	113.0	10.6%
Ponto Frio	559.7	493.5	13.4%
Casas Bahia	517.5	452.0	14.6%
GPA Consolidated	94.7	86.8	9.2%

4Q13 and 2013 Results Conference Call and Webcast

Friday, February 14, 2014

11:00 a.m. (Brasília time) | 8:00 a.m. (NY) | 1:00 p.m. (London)

Conference call in Portuguese (original language)

55 11 2188-0155

Conference call in English (simultaneously translated)

1 646 843-6054

Webcast: http://www.gpari.com.br

Replay

+55 (11) 2188-0155

Access code for Portuguese audio: GPA

Access code for English audio: GPA

http://www.gpari.com.br

CONTACTS

Investor Relations – GPA Phone: +55 (11) 3886-0421 Fax: + 55 (11) 3884-2677 gpa.ri@gpabr.com.br Website: www.gpari.com.br	Media Relations - GPA Phone: +55 (11) 3886-3666 imprensa@grupopaodeacucar.com.br Social Media News Room http://imprensa.gpabr.com Twitter - Press @imprensagpa
Casa do Cliente - Customer Service Pão de Açúcar: 0800-7732732 / Extra: 0800-115060 Ponto Frio: +55 (11) 4002-3388 / Casas Bahia: + 55 (11) 3003-8889

The individual and consolidated financial statements are presented in accordance with IFRS and the accounting practices adopted in Brazil and refer to the fiscal year ended December 31, 2013, except where otherwise noted, with comparisons made with the same period last year.

No non-accounting information or that derived from non-accounting numbers has been audited by independent auditors.

Calculation of EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is according to the table on page 6. The basis for calculating same-store sales is defined by the sales registered in stores open for at least 12 consecutive months and which were not closed for seven consecutive days or more in this period. Acquisitions are not included in the same-store calculation base in the first 12 months of operation.

GPA adopts the IPCA consumer price index as its benchmark inflation index, which is also used by the Brazilian Supermarkets Association (ABRAS), since it more accurately reflects the mix of products and brands sold by the Company. IPCA in the 12 months ended December 2013 was 5.91%.

About GPA and Viavarejo: GPA is Brazil’s largest retailer, with a distribution network comprising approximately 1,800 points of sale and electronic channels. The Group’s multiformat structure consists of the GPA Food, Via Varejo and Nova Pontocom operations. GPA Food is comprised by supermarkets (Pão de Açúcar and Extra Supermercado), hypermarkets (Extra), neighborhood convenience stores (Minimercado Extra), cash and carry stores (Assaí), gas stations and drugstores operations. Via Varejo consists of bricks-and-mortar stores selling electronics/home appliances operations (Ponto Frio and Casas Bahia). Nova Pontocom is comprised by the online stores of Extra.com.br, PontoFrio.com.br, Casasbahia.com.br, Barateiro.com, PartiuViagens.com.br and Atacado Pontofrio (wholesale operation). Founded in 1948 in São Paulo, the Group is present in 20 of the 27 Brazilian states, which jointly account for 94.1% of the country’s GDP.

Disclaimer: - Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, the growth potential of the Company and the market and macroeconomic estimates are merely forecasts and were based on the expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and are thus subject to change.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 14, 2014	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.